BONTAN CORPORATION INC.
QUARTER ENDED DECEMBER 31, 2008

MANAGEMENT’S DISCUSSION AND ANALYSIS

Prepared as at February 12, 2009

Index

Overview                                                                          2

Business Environment                                                                   3

Results of Operations                                                                     5
Liquidity and Capital Resources                                                                  10

Key Contractual Obligations                                                                    12

Off Balance Sheet arrangements                                                                   13
Transactions with related parties

Financial and derivative instruments                                                                    14

New accounting policies                                                                     15

Critical accounting estimates                                                                  16

Disclosure controls and procedures                                                              17

Internal controls over financial reporting                                                          17
Public securities filing                                                                       18

Management Discussion and Analysis

The following discussion and analysis by management of the consolidated financial condition and financial results for Bontan Corporation Inc. for the three months ended December 31, 2008 should be read in conjunction with the unaudited Consolidated Financial Statements for the three and nine months ended December 31, 2008, unaudited Consolidated Financial Statements and Management Discussion & Analysis for the six months ended September 30, 2008 and the audited Consolidated Financial Statements and Management Discussion and Analysis for the year ended March 31, 2008. The financial statements and the financial information herein have been prepared in accordance with generally accepted accounting principles in Canada as applicable to interim financial statements. Reference is made to Financial Statement Notes for a discussion of the material differences between Canadian GAAP and U.S. GAAP, and their effect on the Company's financial statements.

This management discussion and analysis is prepared by management as at February 12, 2009. The Company’s auditors have not reviewed it.

In this report, the words “us”, “our”, “the Company” and “Bontan” have the same meaning unless otherwise stated and refer to Bontan Corporation Inc. and its subsidiary.

Overview

Nature of the Business

Bontan was incorporated under the laws of the province of Ontario, Canada and its shares are publicly traded on the Over The Counter Bulletin Board of NASDAQ under the symbol “BNTNF”. Bontan was a diversified oil and gas exploration company until the fiscal year 2007. However, since writing off its working interest in an exploratory test well in Louisiana in September 2007, the Company has not been able to secure another project which would satisfy its selection criteria. The Company has now extended its search for a new project in all sectors. The Company currently has no active projects on hand.

Summary of Results

During the quarter ended December 31, 2008, the management continued to look for suitable projects to participate into. The project proposals received during the quarter included those relating to technology sector and agricultural sector – none except one met with our minimum acceptable criteria. The one proposal in technology sector is currently being pursued actively.

Meanwhile, the surplus cash on hand continued to remain invested in short-term marketable securities.

The following table summarizes financial information for the 3rd quarter ended December 31, 2008 and the preceding seven quarters: ( All amounts in ‘000 CDN$ except Net income(loss) per share, which are actual amounts)

Quarter ended	31-Dec	30-Sep	Jun-30	Mar-31	Dec. 31	30-Sep	Jun-30	Mar-31
	2008				2007
Total Revenue	$1	$9	$193	$156	$18	$25	$123	$499
Net (loss) income	(276)	(127)	(209)	23	(170)	(253)	(172)	309
Working capital	1,694	3,164	6,231	5,174	5,692	6,453	6,907	6,625
Shareholders equity	1,705	3,175	6,237	5,180	5,694	6,455	6,907	6,624
Net loss per share - basic and diluted	$(0.01)	$0.00	$0.00	$0.00	$(0.01)	$(0.01)	$(0.01)	$0.00

Number of common shares, options and warrants

These are as follows:

As at December 31, 2008 and February 12, 2009
Shares issued and outstanding	29,820,743
Warrants issued and outstanding ( a)	12,846,420
Options granted but not yet exercised (b)	4,825,000

(a)
Warrants were convertible into equal number of common shares of the Company at average exercise price of US$0.35. These warrants have weighted average remaining contractual life of 0.47 year at December 31, 2008.

(b)	Options are exercisable into equal number of common shares at an average exercise price of US$0.15 and have a weighted average remaining contractual life of 2.02 years.

Business Environment

Risk factors

Please refer to the Annual Report in the form F-20 for the fiscal 2008 for detailed information as the economic and industry factors that are substantially unchanged.

Forward looking statements

Certain statements contained in this report are forward-looking statements as defined in the U.S. Federal Securities Laws. All statements, other than statements of historical facts, included herein or incorporated by reference herein, including without limitation, statements regarding our business strategy, plans and objectives of management for future operations and those statements preceded by, followed by or that otherwise include the words “believe”, “expects”, “anticipates”, “intends”, “estimates” or similar expressions or variations on such expressions are forward-looking statements. We can give no assurances that such forward-looking statements will prove to be correct.

Each forward-looking statement reflects our current view of future events and is subject to risks, uncertainties and other factors that could cause actual results to differ materially from any results expressed or implied by our forward-looking statements.

Risks and uncertainties include, but are not limited to:
•	Our lack of substantial operating history;
•	The success of the exploration prospects, in which we have interests;
•	Uninsured risks;
•	The impact of competition;
•	The enforceability of legal rights;
•	The volatility of oil and gas prices;
•	Weather and unforeseen operating hazards;

Important factors that could cause the actual results to differ materially from our expectations are disclosed in more detail set forth under the heading “Risk Factors” in the annual report for fiscal 2008. Our forward-looking statements are expressly qualified in their entirety by this cautionary statement.

Currently we do not hold interests in any exploration projects and have no reserves as defined in Canadian National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities ("NI 51-101").

Business plan

The Company’s primary business plan is now focused on becoming an international diversified company that invests in major projects or businesses in all sectors.

Through its wholly owned subsidiary, the Company will continue to seek highly visible opportunities in countries around the globe that offer exciting and attractive propositions. The company will seek to minimize risk by bringing in either joint venture, carried or working interest partners, depending on the size and scale of the project.

The company’s efforts at securing any project which meets our criteria have not yet been rewarded but the management is convinced that the current downturn in economy on a worldwide scale may offer opportunity to participate in viable projects at a very competitive prices and terms. We are currently pursuing one business opportunity which we believe may have good growth potential.

Results of operations

Three months ended December 31	2008	2007
	in 000' CDN $	in 000' CDN $
Income	(150)	1
Expenses	(126)	(171)
Net loss for year	(276)	(170)
Deficit at end of period	(33,069)	(32,670)

Overview

The following were the key activities in the quarter ended December 31, 2008:

1.
The management continued its efforts at acquiring a suitable business venture and had reviewed several proposals without much success. However, it has focused on one business proposal where negotiations and due diligence are currently continuing.

2.
Deteriorating market conditions affected all our short term investments which eroded further in their values. We disposed of some of these holdings at a loss since their market prices presented least chances of recovery in the near future.

3.	In December 2008, the board of directors of the Company approved several key matters:

a.                 A private placement to raise up to US$ 500,000 through issuance up to ten million units at US$0.5 comprising one common share of the Company and one warrant which can be converted into one common share at an exercise price of US$0.10 each within two years. The private placement notices were sent to the previous private placement participants and to date no subscription has been received. The Company plans to keep the private placement open for another month.

b.                 The expiry date for 11,124,460 warrants issued in connection with 2006 private placement has been extended by another six months and exercise price lowered to US$ 0.25 from US$ 0.35.

c.                 The expiry date of 4,825,000 options allowed to management, consultants and directors has been extended by one year and option price reduced to US$0.15 from an average of US$0.46.

All the above changes were made in response to deteriorating economic and market conditions which would make it almost impossible to attract further equity financing at original prices since average market price of the Company’s common shares remaining at around US$0.05 with very limited liquidity through most of the period.

d.                 Two of the consultants of the Company who were originally issued common shares in lieu of cash for their services were allowed to return some or all of their shares for cancellation and instead they were to be paid in cash. Only one of them has returned shares so far.

The following were the key events during the three months ended December 31, 2007:

1.
We reviewed and discussed five projects – two related to oil and gas explorations, one in health care industry, one in computer hardware and one in coal development. However, our efforts were unsuccessful.

2.
In December 2007, the Board of Directors approved a supplementary 2007 Consultant stock compensation plan to cover one million additional common shares under the Plan. The Plan was registered by way of filing of form F-3 with US Securities and Exchange Commission on December 12, 2007. Total common shares now registered under 2007 Plan are 2.5 million of which 1,350,000 common shares have yet to be issued under the Plan. These shares are usually issued to consultants in lieu of their fees in order to save the Company’s funds for projects.

3.
The surplus funds meanwhile continued to be invested in short term marketable securities. Approximately $4.5 million remained invested in marketable securities. The fair value of these investments at December 31, 2007 was $4.1 million.

Income

Three months ended December 31	2008	2007
	in 000' CDN $	in 000' CDN $
Interest	1	18
Losses on disposal of short term investments	(151)	(16)
	(150)	1

Interest income during the quarters ended December 31, 2008 and 2007 related to interest earned on cash balances with brokerage firms. Average cash holdings during the December 2008 quarter were $400,000 versus cash holding of approximately $1 million during the December 2007 quarter. Further interest rates allowed on deposits went down by over a percentage since 2007 which explains significant decline in the interest income.

Gains and losses on disposal of short term investment were realized on disposal of short term investments.  Losses during the 2008 quarter were mainly attributed to sales of two securities which generated losses of approximately $159,000. Management did not believe that prices of these securities would improve in the near future and that holding them further would only result in more losses. it was therefore considered prudent to cut our losses now.

Expenses

The overall analysis of the expenses is as follows:

Three months ended December 31,	2008	2007
	in 000$
Operating expenses	$154	$94
Consulting fees settled for common shares	64	78
Exchange gains	(92)	(1)

	$126	$171

Operating Expenses

Three months ended September 30	2008	2007
	in 000$
Travel, meals and entertainment	$12	21
Consulting	66	17
Payroll	12	-
Shareholders' information	40	30
Other	24	26

	$154	94

Travel, meals and entertainment

These expenses mainly related to travel and local entertainment incurred by the key consultant, Mr. Terence Robinson in meeting and exploring new business opportunities and dealing with key shareholders and prospective investors.

During the quarter ended December 31, 2008, there was no significant travelling.

Majority of expenses for the quarter ended December 31, 2007 related to his trip to New York in October 2007 to meet with business prospects re coal mining projects. He also met with some of the venture funds managers , who could be potential investor in the Company if we could acquire interest in right projects.

Consulting  and payroll costs

Consulting fee for the quarter ended December 31, 2008 included a provision for $60,000 payable to Mr. terence Robinson as cash fee for the six months ended December 31, 2008 in lieu of 275,000 common shares , previously issued under Consultant compensation plan , being returned by him for cancellation as approved by the Board of Directors of the Company in December 2008.

The administrative assistant was hired as an employee in May 2008 for the first time. The payroll reflected the salary and related expenses in connection with this position. In prior periods, administrative work used to be carried out by a contract person.

Shareholder information

Shareholder information costs comprise investor and media relations fee, costs of holding annual general meeting of the shareholders and various regulatory filing fees.

Major cost for the three months ended December 31 2008 and 2007 consisted of fees for the media relation and investor relation services provided by Current Capital Corp. under contracts dated July 1, 2004, which are being renewed automatically unless canceled in writing by a 30-day notice for a total monthly fee of US$10,000. Current Capital Corp., is a related party. Fees for 2008 quarter were $34,785 versus $29,568 for the 2007 quarter. The difference is due to unfavourable exchange rates between US and Canadian dollar.

The management believes that such services are essential even in the current periods when the Company does not have any active business. In fact, these services are more vital to ensure our existing shareholder base and prospective investors/brokers and other interested parties are constantly kept in contact and their comments and concerns are brought to the attention of the management on a timely basis.

Other operating costs

These costs include rent, professional fee, telephone, Internet, transfer agents fees and other general and administration costs.

Increase in rent cost was off set by decrease in telecommunication and other costs and as a result, these costs, as a whole, did not change significantly.

Rent increased from $1,427 for the quarter ended December 31, 2007 to $4,267 for the quarter ended December 31, 2008. Effective April 1, 2008, the Company subleased larger premises from Current Capital Corp – from approximately 300 sq. ft. to 1,000 sq. ft. to allow for rooms for meeting and visitors. This would enable the management to meet prospective investors, shareholders, business partners, auditors and other visitors in the office rather than outside in a restaurant and achieve further savings in related entertainment expenses.

The following were significant changes in other operating costs in 2007 period compared to 2006 period:

a.
During the quarter ended December 31, 2007, cost of directors and officers insurance premium of $4,292 was incurred, The previous year’s quarter had cost of $2,804 since the insurance was obtained only in November 2006 and covered part of the quarter.

d.
Effective April 1, 2007, audit fee has been accrued on a quarterly basis based on an estimated annual fee of $25,000. Thus, a fee of $6,250 was accrued for the quarter ended December 31, 2007. In fiscal 2007 and prior years, audit fee used to be accrued at the year end and not on a quarterly basis.

c.
During the quarter ended December 31, 2006, the Company paid fee of $2,620 to an accounting firm for preparation and filing of US tax returns. This cost was not recurred in the quarter ended December 31, 2007 since the US tax returns were compiled and filed in-house.

d.
During the quarter ended December 31, 2006, legal fees of approximately $8,000 were incurred on preparation and filing of a prospectus to remove legends from shares and warrants relating to the private placement. No such costs were incurred during the quarter ended December 31, 2007.

All other costs remained consistent.

Consulting fees settled for Common Shares

Three months ended December 31,	2008	2007
	in 000$
Stocks	$62	$78
Options	$2	$-
	$64	$78

Stock based compensation is made up of the Company’s common shares being issued to various consultants and directors of the Company for services provided. The Company used this method of payment mainly to conserve its cash flow for business investments purposes. This method also allows the Company to avail the services of consultants with specialized skills and knowledge in the business activities of the Company without having to deplete its limited cash flow. Value of stock compensation expense related the services rendered during the quarter, essentially by three consultants – Mr. Kam Shah, the executive and financial officer, Mr. Terence Robinson, the key consultant and Mr. John Robinson. Value of option expensed related to the services provided during the quarter by the two independent directors in their capacity as audit committee members.

During the 2008 quarter, Mr. Terence Robinson returned 275,000 shares previously issued as compensation for cancelation and instead requested cash payment. This request was accepted by the directors of the Company. The shares were valued at $16,500 for cancelation purposes based on the market price on the date of return.

Originally these shares were valued at $64,395. The difference of $47,895 was charged to consulting fee.

During the quarters ended December 31, 2008 and 2007, no new Plans were created. However the company still has 950,000 unalloted options from the 2005 Stock Option Plan.

Exchange Losses (gains)

Exchange losses and gains related to translation losses and gains arising from converting foreign currency balances, mainly in US dollar, into Canadian dollar, which is the reporting unit of currency, on consolidation.

The Company’s treasury transactions – issuance of shares, exercise of warrants and options are in US dollar. Similarly, approximately 5% cash and short term investments are in US dollars.

Canadian dollar weakened significantly against US dollar during the quarter ended December 31, 2008 by approximately 16% from $1.059 Canadian per US Dollar as at September 30, 2008  to $1.2246 Canadian per US Dollar at December 31, 2008. This resulted in a capital gain of approximately $92,000 for the quarter.

During the quarter ended December 31, 2007, exchange rate between Canadian dollar and US dollar did not fluctuate much and remained at around CDN$0.99 to US$1. As a result, exchange difference on translation at the end of the quarter was insignificant.

Liquidity and Capital Resources

Working Capital

As at December 31, 2008, the Company had a net working capital of approximately $1.7  million compared to a working capital of $5.2 million as at March 31, 2008.

94% of the working capital – approximately $1.6 million – at December 31, 2008  was in the form of cash and short term investments compared to 94% at March 31, 2008.

Significant decline in the working capital was due to accounting for unrealised losses on short term investments of approximately $1.2 million on application of fair value based on market price as at December 31, 2008. This is further detailed under investment cash flow section below.

Cash on hand as at December 31, 2008 was $0.5 million compared to $1.3 million as at March 31, 2008.

Sudden deterioration in the market condition has severely affected the Company’s working capital base. Management however expects that its existing cash position will enable it to meet its operating needs for the near future and to wait until the market value of its available for sale investments improves.

Near the end of December 2008, the Company launched a new equity fund raising through a private placement of up to US$ 500,000 to strengthen its working capital. As of the date of this report, no subscription has been received under this private placement.

Operating cash flow

During the quarter ended December 31, 2008, operating activities required net cash outflow of $42,222 compared to the net cash outflow of $94,588 during the quarter ended December 31, 2007.

Operating cash requirements were met primarily through cash on hand.

Investment cash flows

During the three months ended December 31, 2008, the Company invested approximately $521,000 in short term marketable securities while realised approximately $470,000 from the disposal of such securities, which were reinvested. Net additional investments were funded from the available cash on hand.

As a result, the Company had short term investments at a carrying cost of approximately $5.5 million as at December 31, 2008 – of which $5.2 million or 95% was held in Canadian currency and the balance 5% was held in US currency. Approximately 95% of the investments were in 26 public companies while 5% was invested in three private companies.

As at December 31, 2008, the Company held investments with a fair value of $1.2 million as compared to $3.6 million at March 31, 2008, a 67% decrease. The cost base of the Company’s portfolio was $5.5 million as at December 31, 2008 as compared to $4.9 million as at March 31, 2008. As such, the cost of investments exceeded fair value by $4.3 million as at December 31 2008 compared to $1.3 million at March 31, 2008. The decrease reflected unrealized losses in the current period from the restatement to market of the Company’s investments as at December 31, 2008.

The amounts at which the Company’s publicly-traded investments could be disposed of currently may differ from fair values based on market quotes, as the value at which significant ownership positions are sold is often different than the quoted market price due to a variety of factors such as premiums paid for large blocks or discounts due to illiquidity.

As at December 31, 2008, included in total investments were securities of private companies with a fair value totaling $nil (cost of $322,460) (March 31, 2008 – fair value of $302,790; cost of $302,790). The fair value of the private companies was determined in accordance with the Company’s accounting policy for private company investments.

These unrealised losses reduced the value of short term investment on the balance sheet and increased the accumulated other comprehensive losses, forming part of the shareholders’ equity by the same amount.

The following is a major composition of the short term investments:

Investment	December 31, 2008			March 31, 2008
	# of Common shares	Cost	Fair value	# of Common shares	Cost	Fair value
Marketable Securities
Brownstone Ventures Inc.	1,226,700	$1,837,956	$466,146	1,266,800	$1,929,049	$1,140,120
Roadrunner Oil & Gas Inc.	1,507,500	$625,148	$143,213	730,000	$330,867	$386,900
24 ( 29 at march 31, 2008)other public companies - mainly in Resource sector		$2,748,356	$581,666		$2,377,822	$1,803,950
		$5,211,460	$1,191,025		$4,637,738	$3,330,970
Non-marketable securities
Cookee Corp.	1,000,000	$200,000	$-		$200,000	$200,000
2 other private companies		$105,990	$-		$102,790	$102,790
		$305,990	$-		$302,790	$302,790

		$5,517,450	$1,191,025		$4,940,528	$3,633,760

Management believes that the reduction in fair value of the above investments due to application of mark to market accounting rules is temporary and is a direct effect of the adverse current market conditions in the resource sector in general. The fundamentals of the investee corporations are strong in terms of their financial and portfolio strength. Management has therefore concluded that no provision for any permanent loss in the carrying cost was necessary at December 31, 2008.

Financing cash flows

During the three months ended December 31, 2008 and 2007, there was no additional financing activity.

However, on December 12, 2008, the directors of the Company approved a private placement to raise equity funds of up to US$500,000. The private placement comprises issuance up to ten million units at US$0.05 each, being the prevailing market price, each unit consists of one common share and one warrant exercisable at US$0.10 within two years of its issuance. The private placement was considered necessary to improve the Company’s liquidity and holding ability so that it may be able to gain higher values for its investments once the current market conditions improve.

Up to the date of this report, the Company has not yet received any subscription under its private placement.

Key Contractual Obligations

These are detailed in Note 10 – commitments and contingent liabilities to the consolidated unaudited financial statements for the nine months ended December 31, 2008.

Off Balance Sheet Arrangements

At December 31, 2008 and 2007, the Company did not have any off balance sheet arrangements, including any relationships with unconsolidated entities or financial partnership to enhance perceived liquidity.

Transactions with Related Parties

Transactions with related parties are incurred in the normal course of business and are measured at the exchange amount. Related party transactions and balances have been listed in Note 11 of the consolidated unaudited financial statements for the nine months ended December 31, 2008.

Given below is background information on some of the key related parties and transactions with them:

1.      Current Capital Corp. (CCC).  CCC is a related party in following ways –

(a)           Director/President of CCC, Mr. John Robinson is a consultant with Bontan.
(b)	CCC provides media and investor relation services to Bontan under a consulting contract.
(c)	Chief Executive and Financial Officer of Bontan is providing services to CCC as CFO.
(d)           CCC and John Robinson hold significant shares, options and warrants in Bontan.

Bontan shares premises with CCC for which CCC charges rent on a quarterly basis based on the actual costs and area occupied. Charges from CCC reflect actual costs and do not include any mark ups.

Another charge from CCC relates to the investor relations and media relation services provided under a contract. The charge is a fixed sum of US$10,000 per month plus taxes.

CCC also charged a finder’s fee at the rate of 10% of the gross money raised for the Company through issuance of shares and warrants under private placements.

2.
Mr. Kam Shah is a director of the Company and also provides services as chief executive and financial officer under a five-year contract. The compensation is decided by the board on an annual basis and is usually given in the form of shares and options.

3.
Mr. Terence Robinson was Chairman of the Board and Chief Executive Officer of the Company since October 1, 1991. He resigned from the Board on May 17, 2004 but continues with the Company as a key consultant. He advises the board in the matters of shareholders relations, fund raising campaigns, introduction and evaluation of investment opportunities and overall operating strategies for the Company.

Financial and derivative Instruments

We are exposed to financial market and credit risks on investments, liquidity risk and foreign currency exchange rates.  We do not use derivative financial instruments.

Financial Market and credit Risks

At December 31, 2008 we had invested approximately $5.5 million (March 31, 2008: $4.9 million) in short-term marketable securities. Approximately 44% (48% as at March 31, 2008) of this investment is in common shares of two Canadian listed and traded corporations.

Market risk is the risk that the fair value of, or future cash flows from, the Company’s financial instruments will significantly fluctuate because of changes in market prices. The Company is exposed to market risk in trading its short term investments, and unfavourable market conditions could result in dispositions of investments at less than favourable prices.

The Company is also exposed, in the normal course of business, to credit risk form the sale of its investments.

 A fundamental objective of our investment policy is to obtain better than bank interest return on the surplus funds being held while we review and finalize opportunities for participation in viable business projects. Our investments are mostly in marketable securities quoted and traded on Canadian or US exchanges. We have consultants with extensive experience monitoring our investments on a daily basis. Most of our investments are in oil and gas resource industry.

Liquidity Risk

Liquidity risk is the risk that the Company will not have sufficient cash resources to meet its financial obligations as they come due. The Company’s liquidity and operating results may be adversely affected if the Company’s access to the capital markets is hindered, whether as a result of a downturn in stock market conditions generally or related to matters specific to the Company, or if the value of the Company’s investments declines, resulting in losses upon disposition. The Company generates cash flow primarily from its financing activities and proceeds from the disposition of its investments, in addition to interest earned on its cash balances.

The Company has sufficient cash on hand to meet its operating requirements for the near future. However, if the Company decides to participate in a business project and is unable to raise further equity funds, it may have to either dispose of some of its investments at a significant loss under the current capital market or borrow against it at a higher interest cost or forgo the business opportunity.

The Company does not trade on margins.

Foreign Currency Risk

The majority of our expenditures is in Canadian dollars. As at December 31, 2008; approximately $94,000 – 5% - of our assets were held in US dollar.  (As at March 31, 2008: $1.2 million or 23%).  We had a foreign exchange gain of $92,102 for the three months ended December 31, 2008 (see Results of Operations – Exchange losses (gains) above). The decrease in value of the Canadian dollar as compared to the United States dollar resulted in an exchange gain as our US dollar assets were converted at a higher Canadian dollar value.

Further, the Company also plans activities in different countries involving different local currencies. Exchange rates for these currencies in the future may have an adverse effect on our earnings or assets when these currencies are exchanged for Canadian dollars.  The Company has not entered into forward foreign exchange contracts in an attempt to mitigate this risk.  To date, losses and gains resulting from foreign exchange transactions have been included in our results of operations, since our subsidiary is fully integrated to the Company.

The Company has no debt instruments subject to interest payments, sales contracts, swaps, derivatives, or forward agreements or contracts, or inventory.

The Company has no currency or commodity contracts, and the Company does not trade in such instruments.

The Company periodically accesses the capital markets with the issuance of new shares to fund operating expenses and new projects.

New Accounting Policies

Capital disclosures and financial instruments – disclosures and presentation

April 1, 2008, the Company adopted three new accounting standards introduced by Canadian Institute of Chartered Accountants: Capital Disclosures (Handbook Section 1535), Financial Instruments – Disclosures (Handbook Section 3862), and Financial Instruments – Presentation (Handbook Section 3863).

Capital disclosures

Handbook Section 1535 specifies the disclosure of (i) an entity’s objectives, policies and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements; and (iv) if it has not complied, the consequences of such noncompliance. The Company has included disclosures recommended by the new Handbook section in Note 14 to the unaudited consolidated financials for the nine months ended December 31, 2008.

Financial instruments

Handbook Sections 3862 and 3863 replace Handbook Section 3861, Financial Instruments – Disclosure and Presentation, revising and enhancing its disclosure requirements, and carrying forward unchanged its presentation requirements. These new sections place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks. The Company has included disclosures recommended by the new Handbook section in Note 13 to the unaudited consolidated financials for the nine months ended December 31, 2008.

Future Accounting Changes

International financial reporting standards (“IFRS”)

In January 2006, the Accounting Standards Board ("AcSB") formally adopted the strategy of replacing financial reporting under Canadian GAAP with financial reporting under IFRS, for Canadian enterprises with public accountability. The current conversion timetable calls for financial reporting under IFRS for accounting periods commencing on or after January 1, 2011.

On February 13, 2008, the AcSB confirmed that the use of IFRS will be required in 2011 for publicly accountable for-profit enterprises. Financial reporting under IFRS will be required for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The Company is currently assessing the impact of IFRS on its consolidated financial statements.

Goodwill and intangible assets

In October 2007, the CICA approved Handbook Section 3064, “Goodwill and Intangible Assets” which replaces the existing Handbook Sections 3062, “Goodwill and Other Intangible Assets” and 3450  “Research and Development Costs”. This standard is effective for interim and annual financial statements relating to fiscal years beginning on or after October 1, 2008, with earlier application encouraged. The standard provides guidance on the recognition, measurement and disclosure requirements for goodwill and intangible assets. The Company does not expect that this standard will have a significant impact on its consolidated financial statements.

Critical accounting estimates

The Company’s unaudited consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada. The significant accounting policies used by the Company are same as those disclosed in note 2 to the consolidated financial statements for the year ended March 31, 2008. Certain accounting policies require that the management make appropriate decisions with respect to estimates and assumptions that affect the assets, liabilities, revenue and expenses reported by the Company. The Company’s management continually reviews its estimates based on new information, which may result in changes to current estimated amounts.

There were no major changes in the accounting policies during the three months ended December 31, 2008.

Disclosure Controls and Procedures

The Company maintains a set of disclosure controls and procedures designed to ensure that information required to be disclosed in filings made pursuant to Multilateral Instrument 52-109 and as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, is recorded, processed, summarized and reported within the time periods specified in the applicable regulatory bodies’ rules and forms.

Our management, including our Chief Executive Officer, who also acts as Chief Financial Officer, together with the members of our audit committee, has evaluated the effectiveness of our disclosure controls and procedures as of the end of the period covered by this report. Based upon that evaluation, our Chief Executive Officer has concluded that our disclosure controls and procedures were effective in relation to the level and complexity of activities in our Company as of the end of the period covered by this report.

Internal Controls over Financial Reporting

The Company has designed internal controls over financial reporting to provide reasonable assurance regarding the reliability of the company’s financial reporting and the preparation of financial statements in compliance with Canadian generally accepted accounting principles.

The Company’s  Chief Executive Officer and Chief Financial Officer are also responsible for the design of internal controls required in order to provide reasonable assurance that processes used for preparation of financial statements and financial reporting for external purposes are reliable and in accordance with Canadian GAAP. They have evaluated the design of our internal controls and procedures over financial reporting as of the end of the period covered by this report and believe the design to be sufficient to provide such reasonable assurance.

Regardless of how well an internal control system is designed and operated, it can provide only reasonable, not absolute, assurance that it will prevent or detect all misstatements, due to error or fraud, from occurring in the financial statements due to the inherent limitations of any internal control system.

There were no changes in the company’s internal controls over financial reporting that occurred during the three months ended December 31, 2008 that have materially affected, or are reasonably likely to materially affect, its internal controls over financial reporting.

Public securities filings

Additional information, including the Company’s annual information form in the Form 20-F annual report is filed with the Canadian Securities Administrators at www. Sedar .. com and with the United States Securities and Exchange Commission  and can be viewed  at  www. Edgar.  com